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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                  March 28, 2003

                              HANARO TELECOM, INC.

              RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.   APPROVAL OF FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2002

     -        Total assets:                      KRW 3,601,570 million
     -        Total liabilities:                 KRW 2,226,900 million
     -        Paid-in-Capital:                   KRW 1,396,613 million
     -        Total shareholders' equity:        KRW 1,374,670 million
     -        Revenue:                           KRW 1,253,859 million
     -        Loss before income taxes:          - KRW 123,139 million
     -        Net loss:                          - KRW 123,139 million
     -        Loss per share:                    - KRW 446
     -        Opinion of external auditor:       As per audit report.

2.   DIVIDENDS
     -        Dividend payment per share: none
     -        Total dividend amount: none

3.   DIRECTORS
     -        Re-appointment of existing directors (4 persons)
         o    Young Woo Nam (Non-standing Director)
         o    Yong Hwan Kim (Outside Director/Member of Audit Committee)
         o    Wung Hae Lee (Outside Director/Member of Audit Committee)
         o    Sung Kyou Park (Outside Director/Member of Audit Committee)
     -        Appointment of new directors (2 persons)
         o    Sa Hyeon Seo (Outside Director)
         o    Sun Woo Kim (Outside Director/Member of Audit Committee)
     -        Status of outside directors
         o    Total number of registered directors: 11 persons
         o    Total number of outside directors: 7 persons
         o    Ratio of outside directors to total directors: 63.6 %
     -        Auditor: 0 outstanding, 0 non-standing
     -        Audit committee consists of 4 outside directors
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4.   OTHER RESOLUTIONS
     - Item 1. Approval of Balance Sheet and Statements of Operations for the fiscal year 2002
         o    Approved as proposed
     - Item 2. Approval of Statements of Disposition of Deficit for the fiscal year 2002
         o    Approved as proposed
     -        Item 3. Appointment of new directors (6 persons)
         o    Approved as proposed
     - Item 4. Approval of maximum amount of remuneration for directors for year 2002 (KRW2.5 billion)
         o    Approved as proposed
     -        Item 5. Amendments to the Articles of Incorporation
         o    Not approved as proposed

5.   DATE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS: March 28, 2003

6.   OTHERS
     - With respect to Item 3 (Directors), only 6 candidates were up for appointment due to the resignation of one candidate.

     - As Item 5 (Amendments to the Articles of Incorporation) was not approved as proposed, the previously announced changes in the Company's business objectives become null and void.